UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: October 18, 2022

Commission File Number: 001-39307

Legend Biotech Corporation
(Exact Name of Registrant as Specified in its Charter)

2101 Cottontail Lane
Somerset, New Jersey 08873
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Legend Biotech Announces Preliminary Sales for CARVYKTI™ for the Quarter Ended September 30, 2022

Pursuant to the Collaboration and License Agreement dated as of December 21, 2017 between Legend Biotech Corporation (“Legend Biotech”) and Janssen Biotech, Inc. (“Janssen”), on October 18, 2022, Legend Biotech announced that CARVYKTI™ generated approximately $55 million in net trade sales during the quarter ended September 30, 2022.

The net trade sales figure is based on information provided to Legend Biotech by Janssen, and Legend Biotech has not independently verified the accuracy of such sales figure. In accordance with Legend Biotech’s accounting policies and International Financial Reporting Standards, the net trade sales reported by Janssen will not be recognized by Legend Biotech as revenue.

This sale figure is based on information available to Legend Biotech as of the date of this Form 6-K, and the determination of the amount of any revenue or gross profit to be recorded in Legend Biotech’s consolidated statement of operations is subject to completion by management of Legend Biotech of their financial statements as of and for the period ended September 30, 2022. There also can be no assurance that final net trade sales for CARVYKTI™ will not differ from the amount disclosed herein, including as a result of review adjustments, and any such changes could be material. Legend Biotech’s independent registered public accountants have not audited, reviewed or performed any procedures with respect to this data and accordingly do not express an opinion or any other form of assurance with respect thereto. These results could change as a result of further review.

Cautionary Note Regarding Forward-Looking Statements

Statements in this report on Form 6-K about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to CARVYKTI™, including Legend Biotech’s expectations for net trade sales and resulting gross profit of CARVYKTI™. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors. Legend Biotech’s expectations could be affected by, among other things, uncertainties involved in the development of new pharmaceutical products; unexpected clinical trial results, including as a result of additional analysis of existing clinical data or unexpected new clinical data; unexpected regulatory actions or delays, including requests for additional safety and/or efficacy data or analysis of data, or government regulation generally; unexpected delays as a result of actions undertaken, or failures to act, by our third party partners; uncertainties arising from challenges to Legend Biotech’s patent or other proprietary intellectual property protection, including the uncertainties involved in the U.S. litigation process; competition in general; government, industry, and general public pricing and other political pressures; the duration and severity of the COVID-19 pandemic and governmental and regulatory measures implemented in response to the evolving situation; as well as the other factors discussed in the “Risk Factors” section of the Legend Biotech’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2022. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this Form 6-K as anticipated, believed, estimated or expected. Any forward-looking statements contained in this Form 6-K speak only as of the date of this Form 6-K. Legend Biotech specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

This report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (Registration Nos. 333-257625 and 333-257609) and the Company’s Registration Statement on Form S-8 (Registration No. 333-239478).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGEND BIOTECH CORPORATION

Date: October 18, 2022	By:	/s/ Ying Huang
	Name:	Ying Huang, Ph.D.
	Title:	Chief Executive Officer